Exhibit K

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JULY 17, 2019

The information included in this document supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2017, on Form 18-K filed with the Commission on September 28, 2018, and amended on October 26, 2018 and April 4, 2019. To the extent the information in this Exhibit K is inconsistent with the information contained in such annual report, as amended, the information in this Exhibit K replaces such information. Initially capitalized terms used in this Exhibit K have the respective meanings assigned to those terms in such annual report.

Political Developments

On February 15, 2019, the board of directors of the Panama Canal Authority (“PCA”) elected Ricaurte Vasquez as the new administrator of the Panama Canal; he is expected to take office when the current administrator’s term ends in September 2019.

On March 12, 2019, Moody’s Investor Services upgraded the Panama Canal’s rating to A1 with stable outlook.

On April 4, 2019, the National Assembly ratified Jorge González as a member of the board of directors of the Panama Canal.

On May 5, 2019, general elections were held in Panama. In the presidential elections, Laurentino Cortizo Cohen of the PRD party was elected president of the Republic with approximately 33.35% of the votes. In the National Assembly elections, the PRD won 35 seats, Cambio Democratico won 18 seats, Partido Panameñista won eight seats, MOLIRENA won five seats and five independent candidates won seats.

On June 4, 2019, the Fiscalia de Cuentas found Edwin Cardenas, the former director of the Instituto de Mercadeo Agropecuario (“IMA”) guilty of negligent use of IMA’s funds and fined him U.S.$5.6 million.

Following his departure from office in 2014, former President Martinelli was investigated for various crimes including alleged wiretapping and embezzlement. He was extradited from the United States on June 11, 2018. On June 12, 2019, a trial court granted bail to former president Martinelli, who will be held under house arrest, pending his criminal trial for alleged illegal wiretapping. Other individuals in President Martinelli’s administration, including some former cabinet ministers, have been investigated and prosecuted and some of those investigations continue.

On July 1, 2019, the new government was inaugurated for a five year term. The ruling PRD party, in alliance with MOLIRENA, holds a majority in the National Assembly.

On July 1, 2019, Hector Alexander was appointed as Minister of Economy and Finance, David Saied was appointed Vice Minister of Economy and Jorge Luis Almengor was appointed Vice Minister of Finance.

On July 1, 2019, Alejandro Ferrer was appointed as Minister of Foreign Relations and the Vice President, Jose Gabriel Carrizo Jaen, was appointed as Minister of the Presidency.

On July 8, 2019, President Laurentino Cortizo Cohen announced that investigations into corruption allegations connected to Odebrecht’s activities in Panama continued. In March 2017, Odebrecht agreed to cooperate with Panamanian authorities in relation to corruption investigations, including the payment of a U.S.$220 million fine. More than 80 individuals, including two sons of former President Martinelli, have been targeted in relation to the Odebrecht investigations. The investigations are currently sealed.

Recent Government Actions

On May 5, 2016, the U.S. Treasury designated Abdul Waked, Nidal Waked and three other associates as drug kingpins and froze all of their U.S. assets and the U.S. assets of approximately 70 companies owned or controlled by them, among them a department store chain, a multi-use property development with an office building and a shopping mall, and Balboa Bank & Trust. The order also prohibited U.S. persons from engaging in financial dealings with the five individuals and their companies. Abdul Waked proceeded to put his ownership interest in his three major properties into trust with BNP and all have been subsequently sold. Abdul Waked remains listed as a drug kingpin. In 2017 and 2018, Abdul Waked initiated two lawsuits against BNP and the Republic, alleging that the bank was part of a conspiracy to coerce him to sell his properties and claiming an aggregate U.S.$1.4 billion in damages. The trial court judge dismissed the lawsuit concerning the department stores and Waked has appealed to the Supreme Court. In the case concerning the multi-use property development, the Republic was not properly served and has presented a motion to dismiss which is pending decision. In the meantime, the case on the merits is on hold. Under Panamanian law, the Republic is ultimately responsible for BNP’s liabilities. Although the Republic considers that the likelihood of recovery is remote, due to the vagaries of litigation, the outcome and the amount of a potential loss is difficult to ascertain.

On March 27, 2019, Panama Metro, through Consorcio Linea 2 Ramal, began the construction of the two kilometer line connecting the second line of the Panama Metro with the Tocumen International Airport and the Instituto Tecnico Superior Especializado. The project is expected to have a total cost of U.S.$102 million and to be completed within 28 months.

On April 11, 2019, former President Varela presented a feasibility study concluded by Railway Design Corporation, a Chinese company, for the railway project that would connect Panama City with the city of David, in the west of the country. The project is expected to have a cost of U.S.$4.1 billion.

On April 25, 2019, the second line of the Panama Metro commenced operations.

On April 26, 2019, the new passenger terminal of the Tocumen International Airport was inaugurated with five of the 20 boarding gates operational. The new terminal has 116 thousand square meters.

On May 2, 2019, construction of the fourth bridge over the Panama Canal commenced. The project, which is being led by China Communications Construction Company LTD and China Harbour Engineering Company LTD, has an expected cost of U.S.$1.5 billion and an extension of 2.1 kilometers.

On May 29, 2019, former President Juan Carlos Varela inaugurated a back-up air traffic control center, located in the city of Howard.

In June 2014, the Financial Action Task Force (“FATF”) placed Panama on its list of jurisdictions with strategic anti-money laundering and combating the financing of terrorism (“AML/CFT”) deficiencies, also referred to as the grey list of countries to be monitored with respect to progress on the FATF Action Plan (“Action Plan”). As of December 2018, Panama had completed about 87% of the items in its Action Plan. In June 2014, Panama made a high-level political commitment to work with the FATF and the Grupo de Acción Financiera de Latinoamérica (“GAFILAT,” formerly the Grupo de Acción Financiera de Sudamérica, “GAFISUD”) to address its strategic AML/CFT deficiencies. Panama followed the recommended FATF plan, and it was removed from the FATF’s grey list in February 2016.

In May 2017, GAFILAT representatives conducted a two-week visit to Panama as part of the Fourth Round of Mutual Evaluation, which involves an evaluation of Panama’s AML and CFT systems and mechanisms; a final report from the evaluation, the Mutual Evaluations Report (the “MER”), was presented during the GAFILAT plenary meeting in December 2017. Since the completion of the MER in 2017, Panama has made progress on a number of its MER recommended actions to improve technical compliance and effectiveness, including enacting Law No. 70 of January 31, 2019, which introduced new tax offenses, making them predicate offences for money laundering, increasing obligations for resident agents, and addressing the shortcomings in the timeframe to submit suspicious activity reports. Panama is working on the implementation of its Action Plan by: (1) strengthening its understanding of the national and sectoral AML/CFT risk and using the findings to shape its national policies to mitigate the identified risks; (2) proactively identifying unlicensed money remitters, applying a risk-based approach to supervision of the Designated Non-Financial Businesses and Professions (“DNFBP”)

sector and ensuring effective, proportionate, and dissuasive sanctions against AML/CFT violations; (3) ensuring adequate verification and update of beneficial ownership information by covered entities, establishing an effective mechanism to monitor the activities of offshore entities, assessing the existing risks of misuse of legal persons and arrangements to define and implement specific measures to prevent the misuse of nominee shareholders and directors, and ensuring timely access to adequate and accurate beneficial ownership information; and (4) ensuring effective use of financial intelligence units for money laundering investigations, demonstrating its ability to investigate and prosecute money laundering crimes involving foreign tax crimes and to provide constructive and timely international cooperation to investigate such offences, and continuing to focus on money laundering investigations in relation to high-risk areas identified in the MER.

On June 21, 2019, in part as a result of tightened requirements since 2017, the FATF added Panama back to the grey list. Since that decision was announced, the Superintendency of Banks has stated its intention to continue its efforts to implement Panama’s Action Plan, including continued strengthening of the regulatory framework in accordance with international standards and continued enforcement efforts, including by the Intendancy for the Supervision and Regulation of Non-Financial Entities and the Financial Intelligence Unit.

On July 9, 2019, The Cabinet Council approved a decree authorizing the issuance of up to U.S.$2.5 billion of global bonds.

The Panamanian Economy

In the first three months of 2019, estimated GDP growth was 3.1%, compared to 4.0% for the same period in 2018. Inflation, as measured by the average CPI with base year 2013, was negative 0.3% in the first three months of 2019.

The transportation, storage and communications sector increased by an estimated 4.3% for the first three months of 2019 compared to the same period in 2018, primarily due to an increase in the operations of the Panama Canal, telecommunications, ground transportation and ports and represented a contribution of 13.7% of GDP. Mining activities increased by 4.5% in the first three months of 2019 compared to the same period in 2018, reflecting a contribution of 1.7% of GDP, due to the increase of demand for raw materials for the construction industry. The construction sector grew 4.5% in the first three months of 2019 compared to the same period in 2018, primarily due to the execution of public and private projects, reflecting a contribution of 16.5% of GDP. The financial intermediation sector grew by 4.7% in the first three months of 2019 compared to the same period in 2018 and represented a contribution of 7.4% of GDP in the first three months of 2019, the same as in 2018. Growth in the financial intermediation sector was attributable mainly to banking activity.

The Central Government’s current savings for the first three months in 2019 registered a deficit of U.S.$318 million (0.5% of nominal GDP) compared to a surplus of U.S.$11 million for the same period in 2018 (0.0% of nominal GDP). The Government’s overall deficit increased to U.S.$1.3 billion in the first three months of 2019 (1.8% of nominal GDP) compared to a deficit of U.S.$0.9 billion for the same period in 2018 (1.4% of nominal GDP).

The National Assembly approved Panama’s 2019 budget on October 13, 2018. The 2019 budget contemplates total expenditures of U.S.$23.7 billion, with budget estimates based on an anticipated nominal GDP of U.S.$70.1 billion (6.0% real growth from 2018) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$1,402.3 million (approximately 2.0% of preliminary nominal GDP) for 2019. The 2019 budget allocates public recurrent and capital expenditures as follows: 43.8% to social services; 12.7% to financial services; 15.5% to general services; 12.1% to infrastructure development; 3.4% to development and promotion of production; 1.0% to environment and technology; and 11.6% to other services.

The preliminary fiscal deficit of the non-financial public sector for the first three months of 2019 was approximately U.S.$966 million (1.4% of nominal GDP). Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, amended by Law No. 51 of 2018, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 2.0% of nominal GDP projected in the budget for the 2019 fiscal year.

The preliminary fiscal deficit of U.S.$966 million for the non-financial public sector deficit for the first three months of 2019 represented an increase of U.S.$470 million (94.7%) over the deficit of U.S.$496 million registered for the same period of 2018. Total non-financial public sector expenditures for the first three months of 2019 were U.S.$3,584 million, an increase of U.S.$285 million (8.6%) from U.S.$3,299 million. Total revenue for the first three months of 2019 was U.S.$2,618 million, a decrease of U.S.$185 million (6.6%) from U.S.$2,803 million for the same period of 2018.

On the expenditure side, non-financial public sector capital expenses totaled U.S.$980 million for the first three months of 2019, an increase of U.S.$23 million (2.4%) compared to U.S.$957 million during the same period of 2018. Non-financial public sector current expenses during the first three months of 2019 amounted to U.S.$2,604 million, a U.S.$262 million (11.2%) an increase from U.S.$2,342 million during the same period of 2018. On the revenue side, tax revenue during the first three months of 2019 was U.S.$1,347 million, a decrease of U.S.$45 million (3.2%) from U.S.$1,392 billion during the first three months of 2018, while non-tax revenue was U.S.$271 million, a decrease of U.S.$79 million (22.6%) from U.S.$351 million for the same period in 2018. Capital revenue during the first three months of 2019 was nil.

In 2018, Panama’s net debt to GDP ratio was 37.5% and the non-financial public sector deficit was 2.0%, both within the legal limits.

The Role of the Government in the Economy

The Government plays a significant role in the economy through, among other means, its ownership of certain public utilities and other enterprises. General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S.$8.9 billion in 2018. The Government also has a significant impact on the economy through various statutory and other governmental initiatives, including enforcement of a labor code, subsidies and tariff policies.

The following table sets forth summary financial information on principal public sector businesses for fiscal year 2018:

TABLE NO. 7

Selected State-Owned Enterprises(1)

2018 Financial Statistics(2)

(in millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (banking)	$9,140.4	809.8	360.7	183.9	140.0
Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”) (water)	1,373.7	1,010.7	138.5	(85.8)	0.0
(1)	All enterprises are 100% owned by the Government.
(2)	For fiscal year ended December 31, 2018.

Sources: BNP and IDAAN.

The Panama Canal

For the 2018 fiscal year, the PCA paid to the Central Government U.S.$1,702.8 million of dividends, an increase of 3.2% compared to U.S.$1,650.4 million of dividends that the PCA paid to the Central Government for the 2017 fiscal year. For the 2017 fiscal year, the PCA paid to the Central Government U.S.$1,193.8 million of dividends, an increase of 89.3% compared to U.S.$630.8 million of dividends that the PCA paid to the Central Government for the 2016 fiscal year. For the 2015, 2014 and 2013 fiscal years, the PCA transfers to the Central Government totaled U.S. $649.6 million, U.S. $653.8 million and U.S. $610.5 million in dividends, respectively. For the 2018 fiscal year, the PCA paid to the Central Government U.S.$503.7 million from tolls and services, an increase of 10.3% compared to U.S.$456.6 million for the 2017 fiscal year. For the 2017 fiscal year, the PCA paid to the Central Government U.S. $456.6 million from tolls and services, an increase of 19.4% compared to U.S.$382.4 million for the 2016 fiscal year. For the 2015, 2014 and 2013 fiscal years, the PCA paid to the Central Government U.S.$393.8 million, U.S.$376.8 million and U.S.$371.2 million from tolls and services, respectively.

As of September 30, 2018, Grupo Unidos por el Canal (“GUPCSA”) had filed 119 claims in connection with construction work on the third set of locks for the Panama Canal, of which 41 had been resolved. The cumulative amount of claims for the third set of locks at that date was U.S.$5,852 million of which the PCA had paid U.S.$378 million.

In December 2018, an arbitral tribunal formed under the rules of the International Chamber of Commerce awarded the PCA U.S.$847.6 million related to advance payments that GUPCSA had declined to return.

The Colón Free Zone

As of December 31, 2018, approximately 2,337 companies used the Colon Free Zone (“CFZ”) service facilities for a variety of trading activities.

The CFZ has a significant impact on the Panamanian economy. From 2014 through 2018, it contributed an average of 5.9% of GDP.

In 2014, total imports to the CFZ were preliminarily recorded at U.S.$11.1 billion, down from U.S.$12.7 billion in 2013, while total re-exports were U.S.$13.0 billion, down from U.S.$15.0 billion in 2013. By contrast, Panama’s non-CFZ, merchandise exports were U.S.$817.2 million in 2014, while non-CFZ merchandise imports were preliminarily recorded at U.S.$12.8 billion in 2014.

In 2015, total imports to the CFZ were estimated at U.S.$10.4 billion, a decrease from U.S.$11.1 billion in 2014, while total re-exports were U.S.$11.4 billion, a decrease from U.S.$13.0 billion in 2014. By contrast, Panama’s non-CFZ, merchandise exports were estimated at U.S.$695.1 million in 2015, while non-CFZ merchandise imports were estimated at U.S.$11.6 billion in 2015.

In 2016, total imports to the CFZ were preliminarily estimated at U.S.$9.2 billion, a decrease from U.S.$10.4 billion in 2015, while total re-exports were preliminarily estimated at U.S.$10.4 billion, a decrease from U.S.$11.5 billion in 2015. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$634.8 million in 2016, while non-CFZ merchandise imports were preliminarily estimated at U.S.$11.3 billion in 2016.

In 2017, total imports to the CFZ were preliminarily estimated at U.S.$9.2 billion, the same as in 2016, while total re-exports were preliminarily estimated at U.S.$10.4 billion, the same as in 2016. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$660.0 million in 2017, while non-CFZ merchandise imports were preliminarily estimated at U.S.$12.2 billion in 2017.

In 2018, total imports to the CFZ were preliminarily estimated at U.S.$9.8 billion, an increase from US$9.2 billion in 2017, while total re-exports were preliminarily estimated at U.S.$10.8 billion. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$672.3 million in 2018, while non-CFZ merchandise imports were preliminarily estimated at U.S.$12.8 billion in 2018.

In 2018, the activities of the CFZ increased by 4.8%% compared to 2017, reflecting a contribution of 5.4% of GDP.

Employment and Labor

During the first three months of 2019, the unemployment rate increased to 6.4%, compared to 5.8% for the same period in 2018.

Salaries and wages

In 2018, the average monthly wage in all sectors of the Panamanian economy (excluding private enterprise laborers) was U.S.$1,422.0, an increase of 4.7% compared to 2017. In 2017, the average monthly wage in all sectors of the Panamanian economy (excluding private enterprise laborers) was U.S.$1,358.5, an increase of 9.8% compared to 2016.

In 2018, the average monthly wage for Central Government employees was U.S.$1,370.9, an increase of 4.6% compared to 2017. In 2017, the average monthly wage for Central Government employees was U.S.$1,311.2, an increase of 14.6% compared to 2016.

In 2018, the average monthly wage for municipal public sector employees was U.S.$714.1, an increase of 7.1% compared to 2017. In 2017, the average monthly wage for municipal public sector employees was U.S.$666.6, an increase of 4.0% compared to 2016.

In 2018, the average banana plantation monthly wage was U.S.$519.8, a decrease of 9.6% compared to 2017. In 2017, the average banana plantation monthly wage was U.S.$575.2, an increase of 10.5% compared to 2016.

In 2018, the average public sector wage was U.S.$1,445.9, an increase of 4.6% compared to 2017. In 2017, the average public sector wage was U.S.$1,381.9, an increase of 9.8% compared to 2016.

The following table sets forth a summary of average real monthly wages for the years ended in August 2014 through August 2018:

TABLE NO. 10

Average Real Monthly Wages

	2014	2015	2016	2017	2018
Public Sector:
Central Government	$969.1	$1,058.8	$1,143.8	$1,311.2	$1,370.9
Autonomous agencies	1,009.1	1,097.8	1,193.9	1,254.6	1,352.4
Social Security	1,102.0	1,108.3	1,332.4	1,532.2	1,604.3
Municipalities	536.1	569.2	640.8	666.6	714.1
Public Enterprises	1,645.5	1,750.6	2,013.6	2,011.8	2,049.1
All Public Sector	1,057.8	1,131.9	1,258.8	1,381.9	1,445.9
Private Enterprise	—	—	—	—	—
Banana Plantations	498.4	530.6	520.7	575.2	519.8
All Employees	$1,042.1	$1,115.3	$1,237.6	$1,358.5	$1,422.0

	2014	2015	2016	2017	2018
	(annual percentage change)
Public Sector:
Central Government	8.6%	9.3%	8.0%	14.6%	4.5%
Autonomous Agencies	3.1	8.8	8.8	5.1	7.8
Social Security	2.2	0.6	20.2	15.0	4.7
Municipalities	6.7	6.2	12.6	4.0	7.1
Public Enterprises	2.2	6.4	15.0	(0.1)	1.9
All Public Sector	5.5	7.0	11.2	9.8	4.6
Private Enterprise	—	—	—	—	—
Banana Plantations	14.7	6.5	(1.9)	10.5	(9.6)
All Employees	5.6%	7.0%	11.0%	9.8%	4.7%

Source: Office of the Comptroller General.

Financial System

The Banking Sector

As of March 31, 2019, total assets of the banking sector totaled U.S.$121.5 billion, a 3.2% increase compared with the same period of 2018.

As of December 31, 2018, there were 23 insurance companies and 3,504 insurance brokerages. The 3,504 insurance brokerages consisted of 2,722 individual brokers, 666 brokerage companies and 116 temporary licenses. The total registered assets of the insurance companies, as of December 31, 2018, totaled U.S.$3.5 billion.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In 2018, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$672.3 million, an increase of 1.9% compared to U.S.$660.0 million in 2017, in part due to higher exports of agricultural produce, specifically bananas, sugar and fishmeal. In 2018, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$13,233.0 million, an increase of 4.0% compared to U.S.$12,724.4 million in 2017, in part due to higher imports of consumer goods, specifically fuel and lubricants.

In 2018, banana and pineapple exports recorded a preliminary total of U.S.$119.5 million, a 5.0% increase from U.S.$113.9 million in 2017, primarily due to higher exports of bananas. In 2017, banana and pineapple exports recorded a total of U.S.$113.9 million, a 10.5% increase from U.S.$103.1 million in 2016, primarily due to an increase in exports of bananas. In 2016, banana and pineapple exports totaled U.S.$103.1 million, a 12.5% decrease from U.S.$117.8 million in 2015, primarily due to lower exports of pineapples. In 2014, banana and pineapple exports represented 15.3% of non-CFZ merchandise exports.

In 2018, shrimp exports recorded a preliminary total of U.S.$50.0 million, a 20.1% decrease from U.S.$62.5 million in 2017, primarily due to lower sales in the United States. In 2017, shrimp exports recorded a total of U.S.$62.5 million, a 5.6% decrease from U.S.$66.3 million in 2016, primarily due to lower sales in the United States. In 2016, shrimp exports totaled U.S.$66.3 million, a 0.6% decrease from U.S.$66.7 million in 2015, primarily due to lower sales in the United States. In 2014, shrimp exports represented 9.7% of non-CFZ merchandise exports.

In 2018, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$59.6 million, a 15.0% decrease from U.S.$70.1 million in 2017 due to a decrease in the catch of fish and other marine species. In 2017, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a total of U.S.$70.1 million, a 1.6% increase from U.S.$69.0 million in 2016 due to an increase in the catch of fish and other marine species. In 2016, exports of frozen yellow fin tuna and fresh and frozen fish filets totaled U.S.$69.0 million, a 19.3% decrease from U.S.$85.6 million in 2015 due to a decrease in the catch of fish and other marine species. In 2014, frozen yellow fin tuna and fresh and frozen fish filets represented 10.3% of non-CFZ merchandise exports.

In 2018, fishmeal exports recorded a preliminary total of U.S.$47.6 million, a 21.7% increase from U.S.$39.1 million in 2017, primarily due to growth in export volumes from increased demand. In 2017, fishmeal exports recorded a total of U.S.$39.1 million, a 12.4% increase from U.S.$34.8 million in 2016, primarily due to growth in export volumes from increased demand. In 2016, fishmeal exports totaled U.S.$34.8 million, a 10.4% increase from U.S.$31.5 million in 2015, primarily due to growth in export volumes from increased demand. In 2014, fishmeal exports represented 6.4% of non-CFZ merchandise exports.

The following tables set forth the composition and geographical distribution of Panama’s imports and exports for the years indicated:

TABLE NO. 20

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2014(R)	2015(R)	2016(R)	2017(R)	2018(P)
Petroleum(2)	—	—	—	—	—
Non-petroleum Merchandise Exports:
Bananas	92.9	96.0	88.8	100.7	105.9
Muskmelon	3.4	4.6	3.6	2.8	1.0
Watermelon	17.1	14.1	15.7	9.2	9.2
Sugar	27.0	19.6	30.7	22.8	28.4
Shrimp	79.2	66.7	66.3	62.5	50.0
Coffee	24.4	23.9	25.1	24.0	19.0
Fishmeal(3)	52.2	31.5	34.8	39.1	47.6
Fresh and frozen fish filet	83.8	85.6	69.0	70.1	59.6
Other seafood(4)	3.2	2.6	2.6	1.4	1.9
Gold	—	—	—	—	—
Pineapples	31.9	21.8	14.2	13.2	13.6
Clothing	5.3	4.8	4.9	5.7	5.2
Meat from cattle	25.4	20.9	15.8	19.1	19.8
Standing cattle	—	—	—	—	—
Leather and similar products	22.3	16.9	9.2	5.6	2.6
Other	349.1	286.0	254.1	283.8	308.3
Total	817.2	695.1	634.8	660.0	672.3
Re-exports other than CFZ(5)	208.5	217.8	138.9	168.2	146.2

Total	$1,025.7	$912.9	$773.7	$828.2	$818.5

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Excluding sales to ships and aircraft.
(3)	Including fish oil.
(4)	Until 2015, other seafood were included in the “other” category. As of 2016, other seafood is presented in the “other seafood” category.
(5)	The value for re-exports other than CFZ for the year 2017 is as of September 30.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 21(1)

Composition of Merchandise Imports, C.I.F.

(in millions of dollars)

	2014(R)	2015(R)	2016(R)	2017(R)	2018(P)
Consumer Goods	$6,309.0	$5,256.1	$5,313.1	$5,882.5	$6,421.6
Non-durable	1,787.0	1,622.9	1,711.2	1,822.4	1,969.5
Semi-durable	1,311.3	1,520.8	$1,513.1	1,588.0	1,575.1
Domestic utensils	452.9	489.0	$537.3	519.1	506.8
Fuels and lubricants	2,757.8	1,623.4	1,551.4	1,953.1	2,370.2
Intermediate Goods	3,533.9	3,311.7	2,960.5	3,210.7	3,254.8
Agricultural raw materials	214.5	180.2	216.1	272.4	299.8
Industrial raw materials	1,685.4	1,856.6	1,771.6	1,758.1	1,769.0
Construction materials	1,495.1	1,137.5	845.0	1,046.7	1,037.0
Other intermediate goods	138.9	137.4	127.8	133.6	148.9
Capital Goods	3,864.3	3,561.4	3,419.7	3,631.1	3,556.6
Agricultural	57.5	51.0	69.0	65.9	61.9
Industrial, construction and electricity	1,460.0	1,207.3	1,135.1	1,304.1	1,229.4
Transportation equipment and telecommunication	1,316.0	1,278.8	1,265.9	1,008.2	985.2
Other capital goods	1,030.7	1,024.3	949.7	1,253.0	1,280.2
Total	$13,707.2	$12,129.2	$11,693.4	$12,724.4	$13,233.0

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.

Source: Office of the Comptroller General.

The United States has historically been Panama’s most important trading partner. In 2018, trade with the United States represented 16.8% and 24.8% of total goods exported and imported, respectively. In 2017, trade with the United States represented 18.3% and 24.2% of total goods exported and imported, respectively. In 2016, trade with the United States represented 20.5% and 25.6% of total goods exported and imported, respectively. In 2015, trade with the United States represented 18.8% and 25.9% of total goods exported and imported, respectively. In 2014, trade with the United States represented 19.2% and 25.0% of total goods exported and imported, respectively. Historically, Panama’s other significant trading partners have included Costa Rica as an export destination and Japan and Brazil as sources of imports.

In 2018, Panama’s largest trading partners for exports were Netherlands , the United States and Costa Rica, with exports amounting to U.S.$114.4 million, U.S.$112.9 million and U.S.$36.4 million, respectively.

In 2018, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$3,281.1 million, U.S.$1,335.5 million and U.S.$640.2 million, respectively.

In 2018, Panama’s imports from the CFZ totaled U.S.$937.8 million, an increase of 0.5% compared to U.S.$933.3 million in 2017.

For 2017, Panama’s largest trading partners for exports were the United States, Netherlands and Costa Rica, with exports amounting to U.S.$120.6 million, U.S.$109.2 million and U.S.$35.3 million, respectively. For 2017, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$3,084.3 million, U.S.$1,242.9 million and U.S.$625.0 million, respectively.

The share of imports from Central American countries other than Costa Rica was 3.0% of total imports in 2018. Additionally, approximately 7.1% of Panama’s 2018 imports entered Panama from the CFZ.

In January 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries with which no trade agreement with Colombia was in force. In June 2013, Panama lodged a complaint at the World Trade Organization (“WTO”) against Colombia claiming that the effective import tariff applied to those products is higher than the maximum allowed under WTO agreements. In November 2015, a WTO panel issued a report in which it concluded that the Colombian measures were inconsistent with WTO agreements. In a report dated May 12, 2016, the WTO Appellate Body rejected Colombia’s appeal and recommended that Colombia bring its tariffs into conformity with Colombia’s WTO obligations. In a notice dated September 6, 2017, the WTO Secretariat announced that panels have been composed to examine whether subsequent measures taken by Colombia are in conformity with its WTO obligations and to examine whether Panama may suspend the application of WTO concessions and other obligations in the amount of U.S.$210.0 million in respect of services, intellectual property, and the Multilateral Agreements on Trade in Goods. In a notice dated September 27, 2017, the panel announced that it expects to issue its final report to the parties by September 2018. On October 5, 2018, the WTO concluded that the tariff measures applied by Colombia to the Panamanian re-exports of footwear and textiles did not violate the regulations of the organization. In November 2018, the Ministry of Commerce and Industry, representing the Government of Panama, filed an appeal against the WTO’s decision. On February 20, 2019, the WTO announced that it would not meet the 60 and 90 day deadlines for issuing a decision on the appeal.

TABLE NO. 22

Direction of Merchandise Trade

(as percentage of total)(1)

	2014(R)	2015(R)	2016(R)	2017(P)	2018(P)
Exports (F.O.B):
Western Hemisphere:
United States and Canada	19.4%	18.9%	20.7%	18.5%	16.9%
Mexico	1.4	1.9	1.0	1.0	1.2
Central America and the Caribbean:
Costa Rica	6.7	7.7	6.0	5.3	5.4
Guatemala	0.9	1.4	1.7	1.7	2.1
Colón Free Zone	3.6	3.8	3.4	3.5	4.6
Other	7.3	9.2	9.1	8.1	8.4
Total	18.6	22.1	20.3	18.7	20.6
South America:
Venezuela	0.5	0.1	0.1	0.2	0.1
Colombia	1.5	1.2	1.3	1.8	1.2
Brazil	0.3	0.2	0.7	1.0	1.2
Other	4.5	4.7	3.5	2.5	2.9
Total	6.8	6.2	5.6	5.5	5.3
TOTAL	46.2	49.2	47.5	43.6	44.0
Europe:
Germany	10.7	13.2	2.9	1.5	1.2
Spain	2.9	2.5	2.4	3.6	3.1
Italy	2.8	2.6	2.1	1.3	1.9
Netherlands	5.2	4.1	15.3	16.5	17.0
United Kingdom	1.4	1.3	2.1	1.4	1.4
Other	3.3	3.8	5.0	3.4	4.2
Total	26.3	27.6	29.9	27.7	28.7
Other Countries	27.5	23.3	22.6	28.7	27.3
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

	2014(R)	2015(R)	2016(R)	2017(P)	2018(P)
Imports (C.I.F.):
Western Hemisphere:
United States and Canada	25.7%	26.8%	26.6%	25.0%	25.7%
Mexico	4.2	5.1	5.3	4.9	4.8
Central America and the Caribbean:
Costa Rica	3.7	3.7	3.9	3.7	3.4
Guatemala	1.4	1.5	1.5	1.4	1.5
Colón Free Zone	9.0	8.7	8.3	7.3	7.1
Other	18.3	13.9	14.3	16.3	18.4
Total	62.3	59.8	59.8	58.6	60.9
South America:
Venezuela	0.2	0.2	0.2	0.1	0.0
Colombia	2.8	3.0	3.1	2.6	2.5
Brazil	0.9	1.3	1.8	2.3	1.8
Other	2.4	2.3	2.8	3.2	3.6
Total	6.4	6.8	7.8	8.1	7.9
TOTAL	68.6	66.6	67.7	66.7	68.9
Europe:
Germany	1.7	2.3	2.2	2.4	2.1
Spain	2.5	2.8	2.3	2.2	2.6
Italy	3.3	2.2	1.5	1.3	1.1
Netherlands	0.4	0.5	1.0	0.6	0.5
United Kingdom	0.7	0.8	0.6	0.5	0.6
Other	3.2	3.5	4.0	4.1	3.7
Total	11.9	12.2	11.5	11.0	10.6
Japan	2.0	2.4	2.7	2.2	2.0
China	9.6	9.6	9.2	9.8	10.1
Other Countries	7.9	9.2	8.9	10.3	8.4
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(1)	Includes exports and imports between the CFZ and Panama.

Source: Office of the Comptroller General.

Balance of Payments

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is important to consider the effect of the CFZ and the significant amount of merchandise passing through it. In 2018, Panama had U.S.$12,113.7 million in non-CFZ merchandise imports, an increase of 4.0% from U.S.$11,645.1 million during 2017. Imports to the CFZ for 2018 were U.S.$9,772.9 million, a 6.0% increase from U.S.$9,214.5 million for 2017. In 2018, non-CFZ merchandise exports totaled an estimated U.S.$672.3 million, a 1.8% increase compared to U.S.$660.0 million for 2017. CFZ re-exports for 2018 were estimated to be U.S.$10,808.2 million, a 3.6% increase from U.S.$10,432.8 million for 2017. In 2017, Panama had U.S.$11,645.1 million in non-CFZ merchandise imports, an increase of 8.6% from U.S.$10,716.1 million in 2016, while imports to the CFZ for 2017 were U.S.$9,214.5 million, a 0.2% decrease from U.S.$9,237.7 million in 2016. Meanwhile, Panama had an estimated U.S.$660.0 million in non-CFZ merchandise exports in 2017, a 3.9% increase compared to U.S.$634.8 million in 2016, while CFZ re-exports for 2017 were estimated to be U.S.$10,432.8 million, a 0.2% increase from U.S.$10,402.9 million in 2016.

Excluding the CFZ, Panama has historically registered large merchandise trade deficits. The deficit, excluding the CFZ, was U.S.$11.8 billion (28.3% of GDP in chained volume measure) in 2018, an increase from U.S.$11.2 billion (27.9% of GDP in chained volume measure) during 2017. The deficit, excluding the CFZ, was U.S.$11.2 billion (27.9% of GDP in chained volume measure) in 2017, an increase from U.S.$10.4 billion (27.1% of GDP in chained volume measure) in 2016. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2018, the merchandise trade deficit including the CFZ was U.S.$10.6 billion (25.5% of GDP in chained volume measure), an increase from U.S.$9.8 billion (24.4% of GDP in chained measure) in 2017. In 2017, the merchandise trade deficit including the CFZ was U.S.$9.8 billion (24.4% of GDP in chained volume measure), an increase from U.S.$9.0 billion (23.6% of GDP in chained measure) in 2016. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help to offset the merchandise trade deficit. In 2018, the service sector had a net balance of payments surplus of U.S.$10.0 billion, an increase of 7.4% from U.S.$9.3 billion compared to 2017. In 2017, the service sector had a net balance of payments surplus of U.S.$9.3 billion, an increase of 15.9% from U.S.$8.1 billion in 2016. In 2015 and 2014, the service sector had net balance of payments surpluses of U.S.$7.9 billion and U.S.$7.8 billion, respectively.

Public Debt

Euroclearable Treasury Notes

On April 10, 2019, Panama issued U.S.$1,000 million aggregate principal amount of its 3.750% Euroclearable Treasury Notes due 2026.

International Financial Institutions.

The Inter-American Development Bank (“IADB”) has been a significant source of financing for Panama. As of June 30, 2019, Panama had agreements with the IADB for a total of U.S.$1.4 billion in loans. These agreements finance projects in health, transportation, social investment and modernization as well as co-financings with the World Bank concerning public sector reforms and sectoral adjustments. Since March 2018, Panama had signed eight loans with the IADB: one for U.S.$250.0 million to finance operational management improvement Programs of Instituto de Acueductos y Alcantarillados Nacionales in Panama City; a second for U.S.$200.0 to finance a social welfare project; a third for U.S.$200.0 million to finance reforms and improvements to the transportation and logistics sector; a fourth for U.S.$100.0 million to finance a program to improve the efficiency and quality of public schools; a fifth for U.S.$87.0 million to finance increased connectivity in the central and western regions of Panama; a sixth for U.S.$75.0 million to finance a program for the integration of customs software and databases; a seventh for U.S.$62.0 million for the conservation and protection of natural and cultural heritage sites under the Ministry of Environment and an eighth for U.S.$45.0 million for the conservation and protection of natural and cultural heritage sites under the Instituto Nacional de Cultura.

On May 4, 2018, Panama purchased 2,434 shares from the Banco de Desarrollo de Latinoamerica (“CAF”) for the sum of U.S.$34.6 million. As of May 2019, Panama had signed seven new loan agreements with CAF: one for U.S.$75.0 million to finance a wastewater management program of the Arraiján and La Chorrera Districts-Project; a second for US$75.0 million to finance investments on certain infrastructure projects; a third for U.S.$50.0 million to finance a second wastewater management program of the Arraiján and La Chorrera Districts; a fourth for U.S.$27.6 million to finance the master plan for the agricultural sector of the western region of Panama; a fifth for U.S.$300.0 million to finance improvements to air and safety standards; a sixth for U.S.$125.0 million to finance innovation and technology projects and US $ 27.0 million to finance biodiversity and environmental projects.

On May 17, 2018, Panama purchased 118 shares of the Interamerican Investment Corporation for of U.S.$1.9 million.

On September 12, 2018, the payment of the third installment corresponding to the subscription of B shares for capital increase between the Republic and the Banco Centroamericano de Integracion Economica (“BCIE”) was made in the amount of U.S.$12.3 million.

On December 31, 2018, Panama signed a loan agreement with the BCIE for U.S.$70.0 million for the Gorgas Campus Phase I project.

As of December 31, 2018, Panama signed two loans with the International Bank for Reconstruction and Development: one for U.S.$100.0 million to finance social development projects and another for U.S.$80.0 million to finance development programs for indigenous communities.

As of December 31, 2018, Panama signed two loans with the European Investment Bank: one for U.S.$50.0 million to finance a sanitation project for the Arraiján-Chorrera District and another for U.S.$50.0 million to finance a sanitation project for Burunga-Arraiján.

The IMF Executive Board concluded its most recent Article IV consultation with Panama on December 12, 2018.

On June 21, 2019, U.S.$34.6 million were disbursed under the CESCE facility.

As of June 30, 2019, Panama signed a loan with the IADB for U.S.$20.0 million to finance de program to improve human capital.

Global Notes and Bonds.

On October 18, 2018, Panama issued U.S.$550 million aggregate principal amount of its 4.500% Global Bonds due 2050.

Tables And Supplementary Information

TABLE NO. 31

Internal Funded Debt Securities of the Republic

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	April 30, 2019 (in millions of dollars)
Bonds
Treasury Bonds 2022	5.6%	Bullet	Jan 30, 2012	Jul 25, 2022	$399.88
Treasury Bonds 2022	5.6%	Bullet	Mar 16, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Apr 09, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	May 11, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Jun 22, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Jul 06, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Jul 27, 2012	Jul 25, 2022	$100.00
Treasury Bonds 2022	5.6%	Bullet	Aug 17, 2012	Jul 25, 2022	$50.00
Treasury Bonds 2022	5.6%	Bullet	Aug 24, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Aug 31, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 07, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 18, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 21, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Sep 28, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 05, 2012	Jul 25, 2022	$13.30
Treasury Bonds 2022	5.6%	Bullet	Oct 19, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Oct 26, 2012	Jul 25, 2022	$16.75
Treasury Bonds 2022	5.6%	Bullet	Nov 02, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 09, 2012	Jul 25, 2022	$23.71
Treasury Bonds 2022	5.6%	Bullet	Nov 20, 2012	Jul 25, 2022	$25.00
Treasury Bonds 2022	5.6%	Bullet	Nov 23, 2012	Jul 25, 2022	$15.50
Treasury Bonds 2022	5.6%	Bullet	Nov 30, 2012	Jul 25, 2022	$25.90
Treasury Bonds 2022	5.6%	Bullet	Dec 21, 2012	Jul 25, 2022	$119.00
Total					$1,364.04
Treasury Bonds 2024	4.9%	Bullet	Nov 20, 2013	May 24, 2024	$100.00
Treasury Bonds 2024	4.9%	Bullet	June 21, 2016	May 24, 2024	$300.00
Treasury Bonds 2024	4.9%	Bullet	Jul 19, 2016	May 24, 2024	$150.00
Treasury Bonds 2024	4.9%	Bullet	Aug 01, 2016	May 24, 2024	$150.00
Treasury Bonds 2024	4.9%	Bullet	Oct 11, 2016	May 24, 2024	$98.50
Treasury Bonds 2024	4.9%	Bullet	Mar 14, 2017	May 24, 2024	$125.00
Treasury Bonds 2024	4.9%	Bullet	May 16, 2017	May 24, 2024	$32.00
Treasury Bonds 2024	4.9%	Bullet	Jun 20, 2017	May 24, 2024	$50.00
Treasury Bonds 2024	4.9%	Bullet	Jul 11, 2017	May 24, 2024	$145.00
Treasury Bonds 2024	4.9%	Bullet	Oct 09, 2018	May 24, 2024	$94.00
Total					$1,244.50
Total Treasury Bonds					$2,608.54

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	April 30, 2019 (in millions of dollars)
Notes
Treasury Notes 2021	4.9%	Bullet	Feb 04, 2014	Feb 05, 2021	$17.22
Treasury Notes 2021	4.9%	Bullet	Feb 25, 2014	Feb 25, 2021	$105.10
Treasury Notes 2021	4.9%	Bullet	Mar 18, 2014	Feb 25, 2021	$148.50
Treasury Notes 2021	4.9%	Bullet	Apr 08, 2014	Feb 25, 2021	$51.38
Treasury Notes 2021	4.9%	Bullet	Apr 22, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	May 13, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	May 20, 2014	Feb 25, 2021	$40.00
Treasury Notes 2021	4.9%	Bullet	May 27, 2014	Feb 25, 2021	$30.00
Treasury Notes 2021	4.9%	Bullet	Jun 03, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Jun 10, 2014	Feb 25, 2021	$22.00
Treasury Notes 2021	4.9%	Bullet	Jun 17, 2014	Feb 25, 2021	$35.00
Treasury Notes 2021	4.9%	Bullet	Jun 24, 2014	Feb 25, 2021	$23.00
Treasury Notes 2021	4.9%	Bullet	Jul 22, 2014	Feb 25, 2021	$29.00
Treasury Notes 2021	4.9%	Bullet	Aug 05, 2014	Feb 25, 2021	$34.00
Treasury Notes 2021	4.9%	Bullet	Aug 19, 2014	Feb 25, 2021	$16.00
Treasury Notes 2021	4.9%	Bullet	Sep 02, 2014	Feb 25, 2021	$20.00
Treasury Notes 2021	4.9%	Bullet	Oct 07, 2014	Feb 25, 2021	$10.00
Total					$665.20
Treasury Notes 2019	3.0%	Bullet	Jun 02, 2015	Jun 05, 2019	$125.00
Treasury Notes 2019	3.0%	Bullet	Jul 14, 2015	Jun 05, 2019	$40.00
Treasury Notes 2019	3.0%	Bullet	Aug 4, 2015	Jun 05, 2019	$45.00
Treasury Notes 2019	3.0%	Bullet	Sep 1, 2015	Jun 05, 2019	$25.00
Treasury Notes 2019	3.0%	Bullet	Oct 6, 2015	Jun 05, 2019	$30.00
Treasury Notes 2019	3.0%	Bullet	Nov 17, 2015	Jun 05, 2019	$25.00
Treasury Notes 2019	3.0%	Bullet	Jan 19, 2016	Jun 05, 2019	$18.75
Treasury Notes 2019	3.0%	Bullet	Feb 23, 2016	Jun 05, 2019	$28.00
Treasury Notes 2019	3.0%	Bullet	Mar 15, 2019	Jun 05, 2019	$24.00
Treasury Notes 2019	3.0%	Bullet	Apr 05, 2016	Jun 05, 2019	$40.00
Treasury Notes 2019	3.0%	Bullet	May 17, 2016	Jun 05, 2019	$58.45
Treasury Notes 2019	3.0%	Bullet	Jul 05, 2016	Jun 05, 2019	$120.00
Treasury Notes 2019	3.0%	Bullet	Aug 16, 2016	Jun 05, 2019	$28.50
Total					$607.70
Treasury Notes 2023	3.0%	Bullet	Sep 26, 2017	Sep, 29, 2023	$60.00
Treasury Notes 2023	3.0%	Bullet	Oct 24, 2017	Sep, 29, 2023	$36.50
Treasury Notes 2023	3.0%	Bullet	Nov 21, 2017	Sep, 29, 2023	$22.00
Treasury Notes 2023	3.0%	Bullet	Mar 20, 2018	Sep, 29, 2023	$75.00
Treasury Notes 2023	3.0%	Bullet	May 22, 2018	Sep, 29, 2023	$50.00
Treasury Notes 2023	3.0%	Bullet	Jun 26, 2018	Sep, 29, 2023	$75.00
Treasury Notes 2023	3.0%	Bullet	Aug 21, 2018	Sep, 29, 2023	$100.00
Treasury Notes 2023	3.0%	Bullet	Sep 18, 2018	Sep, 29, 2023	$50.00
Treasury Notes 2023	3.0%	Bullet	Nov 20, 2018	Sep, 29, 2023	$35.00
Treasury Notes 2023	3.0%	Bullet	Mar 19, 2019	Sep, 29, 2023	$52.00
Treasury Notes 2023	3.0%	Bullet	Apr 23, 2019	Sep, 29, 2023	$93.00
Total					$648.50
Euroclearable Treasury Notes 2026	3.75%	Bullet	Apr 17, 2019	Apr, 17, 2026	$1,000.00
Total					$1,000.00
Total Treasury Notes					$2,921.40

Source: Ministry of Economy and Finance